UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

□ Form C: Offering Statement

□ Form C-U: Progress Update

□ Form C/A: Amendment to Offering Statement

□Check box if Amendment is material and investors must reconfirm within five business days.

□ Form C-AR: Annual Report

□ Form C-AR/A: Amendment to Annual Report

□ Form C-TR: Termination of Reporting

1. **Name of issuer:** Doppelganger Beard Co. LLC

2. **Form:** Limited Liability Company

3. **Jurisdiction of Incorporation/Organization:** South Carolina

4. **Date of organization:** January 29th, 2025

5. **Physical address of issuer:** 1906 Oak Park Road, Rock Hill, SC 29730

6. **Website of issuer:** www.dgbeard.com

7. **Is there a co-issuer:** No

8. **Name of co-issuer:** N/A

9. **Form: N/A**

10. **Jurisdiction of Incorporation/Organization: N/A**

11. **Date of organization: N/A**

12. **Physical address: N/A**

13. **Website: N/A**

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering,**

including the amount of referral and any other fees associated with the offering:

Commission equaling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

2% of the total amount raised in the form of the securities offered in this offering.

1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Revenue Sharing Unit
21. **Target number of securities to be offered:** 250
22. **Price (or method for determining price):** $100
23. **Target offering amount:** $25,000
24. **Oversubscriptions accepted:** [x] Yes □ No
25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis
[x] First-come, first-served basis □ Other – provide a description:
26. **Maximum offering amount:** $124,000
27. **Deadline to reach the target offering amount:** April 17, 2026
28. **Current number of employees with issuer and co-issuer:** 1

29. **Financial Information:**

Issuer	2025	2024
Total Assets:	$13,752.95	0
Cash & Cash Equivalents:	$598.73	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	$14,445.79	0
Cost of Goods Sold:	$2,034	0
Taxes Paid:	$991	0
Net Income:	($942.72)	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

Issuer Signature

Doppelganger Beard Co. LLC

Signed by:

By: Andrew Bacot

4E1AC742850D40C...

Name: Andrew Bacot

Title: Managing Member

Date: 2/25/2026

Amount Header	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$124,000.00	$7,440.00	$116,560.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Attestations

Requirements for Filing Form C

Doppelganger Beard Co. LLC, a South Carolina limited liability company (the "Company" or "Issuer"), organized in 2025, with its principal place of business at 1906 Oak Park Road, Rock Hill, South Carolina 29730, United States, and its website address www.dgbeard.com, has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years

immediately preceding the filing of this offering statement or for such a shorter period that the Issuer was required to file such reports.

 6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

 7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Doppelganger Beard Co. LLC

By: _____*Andrew Bacot*_____
Signed by:
4E1AC742850D40C...

Name: Andrew Bacot

Title: Managing Member

Date: 2/25/2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

02/25/2026

Form C

Up to $124,000

Doppelganger Beard Co. LLC ("Doppelganger Beard Co.," the "Company," "we," "us," or "our"), a South Carolina limited liability company, is offering up to $124,000 (the "Maximum Offering Amount") of Revenue Sharing Units (the "Securities") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $25,000, and the minimum investment amount per investor is $2,500.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at https://marketplace.vicinityventures.co/offers/146

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by The Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE

COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.
The Company must continue to comply with the ongoing reporting requirements until:

> (1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
> (3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
> (4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
> (5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	250
Maximum amount of securities being offered	1,240
Purchase price per Security	$100
Minimum investment amount per investor	$2,500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for inventory purchases, marketing efforts, and more. Further details found within in Use of Proceeds section.
Voting Rights	No Voting Rights

As part of this Regulation Crowdfunding offering, Doppelganger Beard Co. LLC, a South Carolina limited liability company (the "Company"), intends to raise up to $124,000 (the "Maximum Offering Amount") through the issuance of Revenue Sharing Units (the "Securities"). The target offering amount is $25,000 (the "Target Offering Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions in excess of the Target Offering Amount and below the Maximum Offering Amount.

The Securities are being offered at a purchase price of $100 per Revenue Sharing Unit, with a minimum individual investment amount of $2,500. The Company may conduct multiple closings on a rolling basis following the achievement of the Target Offering Amount and prior to the termination of the offering as described in more detail below.

Revenue Sharing Units

Each Revenue Sharing Unit represents a contractual right to receive quarterly cash distributions tied directly to the Company's gross revenues, as more fully described in the Revenue Sharing Unit Agreement, which is included as an exhibit to this Offering Statement. Distributions are calculated and paid on a per-unit basis among all outstanding Revenue Sharing Units that have not yet reached their repayment caps.

Each individual Revenue Sharing Unit is entitled to receive distributions until it has received cumulative payments equal to 2.5 times the original unit purchase price. Once a

Revenue Sharing Unit has received distributions equal to its repayment cap, that unit will be deemed fully satisfied and will cease to participate in future revenue distributions.

The Securities do not represent equity ownership in the Company and do not confer any voting rights, management rights, or ownership interest in the Company.

Revenue Share Percentage and Per-Unit Allocation

Each Revenue Sharing Unit entitles the holder to receive a fixed revenue participation equal to 0.0075 percent (0.0075%) of the Company's gross revenues, subject to the terms and limitations set forth in this Offering Statement and the Revenue Sharing Unit Agreement.

The aggregate percentage of the Company's gross revenues payable to all Revenue Sharing Unit holders in any given quarter (the "Revenue Share Percentage") will be determined by the total number of Revenue Sharing Units issued and outstanding in this offering. As additional Revenue Sharing Units are issued, the aggregate Revenue Share Percentage increases proportionally based on the fixed per-unit revenue allocation.

Based on the Target Offering Amount of $25,000 and the Maximum Offering Amount of $124,000, the aggregate Revenue Share Percentage payable by the Company in this offering will range from a minimum of 1.875% of gross revenues (assuming 250 Revenue Sharing Units are issued at the Target Offering Amount) to a maximum of 9.30% of gross revenues (assuming 1,240 Revenue Sharing Units are issued at the Maximum Offering Amount). These percentages are calculated solely based on the fixed per-unit revenue participation of 0.0075% per Revenue Sharing Unit and do not take into account any Bonus Units that may be issued pursuant to membership-based bonus programs described elsewhere in this Offering Statement.

All Revenue Sharing Units issued in this offering will participate equally on a per-unit basis in revenue distributions, regardless of when such units are purchased during the offering period. Revenue distributions are calculated by applying the aggregate Revenue Share Percentage to the Company's gross revenues for the applicable quarter and allocating such amount proportionally among all outstanding Revenue Sharing Units that have not yet reached their individual repayment caps.

As Revenue Sharing Units reach their repayment caps and are fully satisfied, those units will cease participating in revenue distributions, which may result in a reduction of the aggregate Revenue Share Percentage over time.

Quarterly distributions, if any, will be made within thirty (30) days following the end of each calendar quarter, subject to permitted deferrals and other terms set forth in the Revenue Sharing Unit Agreement.

Membership-Based Bonus Units

The Company will provide certain membership-based bonus allocations to eligible investors at the time of investment. Bonus allocations are awarded in the form of additional Revenue Sharing Units ("Bonus Units") issued at no additional cost. Bonus Units will be rounded up to the nearest whole unit and will not represent additional capital contributions.

VentureSouth Members

Investors who are active VentureSouth members at the time of their investment will receive a ten percent (10%) bonus in additional Revenue Sharing Units, resulting in total Revenue Sharing Units equal to 110 percent of the amount otherwise issuable based on their investment amount.

Venture Club Members

Investors who are active Vicinity Venture Club members at the time of their investment will receive a five percent (5%) bonus in additional Revenue Sharing Units, resulting in total Revenue Sharing Units equal to 105 percent of the amount otherwise issuable based on their investment amount.

Bonus Unit Terms

Bonus Units will participate in revenue distributions on the same terms as purchased Revenue Sharing Units and will be entitled to receive distributions until they have received cumulative payments equal to the applicable repayment cap, notwithstanding that no additional capital is contributed for such Bonus Units. The purchase price for all Bonus Units will be deemed to be $0.00.

Investors must be active members of the applicable membership program at the time of investment to qualify. Membership-based bonuses may not be combined or stacked unless expressly stated in this Offering Statement.

Definitions

Included below are a selection of key definitions from the Revenue Sharing Unit agreement. You can find the Revenue Sharing Unit agreement in its entirety attached below as an exhibit.

(a)   **"Bonus RSU"** means an additional Revenue Sharing Unit granted to an Investor at no additional cost as described in Section 4, which participates in revenue distributions on the same terms as purchased RSUs.

(b) **"Deferred Payment"** means any Distribution that the Company has elected to defer pursuant to Section 3(e).

(c)   **"Deferred Payment Balance"** means the aggregate amount of all Deferred Payments, plus all accrued and unpaid Deferral Interest thereon.

(d) **"Deferral Interest"** means interest on Deferred Payments at a rate of ten percent (10%) per annum, compounded quarterly.

(e)   **"Distribution"** means any payment made by the Company to holders of RSUs pursuant to Section 3.

(f)   **"Distribution Pool"** means the total amount available for distribution to all RSU holders in any given Measurement Period, calculated as the product of the Revenue Share Percentage and the Gross Revenue for such Measurement Period.

(g) **"Gross Revenue"** means all of the Company's cash receipts from all sales of any kind, including but not limited to product sales, service fees, licensing fees, and prepaid amounts, without any deduction or offset of any kind, as recorded on its financial statements prepared in accordance with generally accepted accounting principles.

(h) **"Investors"** means all of the purchasers of RSUs in the offering of which this Agreement is a part.

(i) **"Measurement Period"** means each calendar quarter (or such other period as may be specified by the Company with at least 30 days' notice to Investors) during which Gross Revenue is measured for purposes of calculating Distributions.

(j) **"Outstanding RSUs"** means, at any time, the total number of RSUs issued and outstanding that have not yet reached their Repayment Cap.

(k) "**Payment Start Date**" means the last day of the calendar quarter following the successful closing of any investment commitment, except as extended by a Permitted Deferral as described in Section 3(e).

(l) "**Per Unit Distribution**" means, for any Measurement Period, the amount equal to the Distribution Pool divided by the total number of Outstanding RSUs.

(m) "**Permitted Deferral**" has the meaning set forth in Section 3(e).

(n) "**Repayment Cap**" means, with respect to each RSU, the maximum total amount of Distributions payable in respect of such RSU, which shall equal **two and a half (2.5)** times the Unit Price **($100 per RSU)**. Once an individual RSU has received cumulative Distributions equal to its Repayment Cap, such RSU shall be fully satisfied and shall cease to participate in future Distributions. For the avoidance of doubt, the Repayment Cap does not include any Deferral Interest, which shall be payable in addition to the Repayment Cap.

(o) "**Revenue Share Percentage**" means the percentage of Gross Revenue that will be paid to investors each quarter. The Revenue Share Percentage may vary based on the total amount raised in this offering as set forth in Schedule A attached hereto.

(p) "**RSU**" or "**Revenue Sharing Unit**" means a contractual right to receive Distributions from the Company as set forth in this Agreement. Each RSU represents the right to receive **0.0075%** of the company's quarterly revenue until such RSU reaches its Repayment Cap.

(q) "**Unit Price**" means **$100 per RSU**.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY'S CHIEF EXECUTIVE OFFICER, COMPLIANCE WITH THE TERMS OF THIS AGREEMENT AND COMPLIANCE WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE RULES AND REGULATIONS PROMULGATED UNDER EACH OF SUCH ACTS AND ANY APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and   the   offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because the Securities are governed by the Revenue Sharing Unit Agreement and the terms of the Securities themselves, the Issuer cannot unilaterally take subsequent corporate actions to change the material economic terms of the Securities except as permitted under the Revenue Sharing Unit Agreement, including amendment provisions requiring the consent of the holders of a majority of the outstanding Revenue Sharing Units.

Doppelganger Beard Co. LLC is a South Carolina limited liability company and is currently a single-member company. The Company is managed by its sole member and manager, Andrew Bacot, who has full authority to manage and control the business and affairs of the Company pursuant to its Operating Agreement and applicable South Carolina law. As a single-member limited liability company, all managerial authority, operational decision-making, and control over strategic direction reside exclusively with the sole member and manager.

Because the holders of the Securities are not equity holders of the Company and the Securities do not represent membership interests, investors will not have voting rights, management rights, inspection rights beyond those expressly provided in the Revenue Sharing Unit Agreement or Regulation Crowdfunding, or any ability to participate in or influence the management or policies of the Company. Investors will not have the right to elect managers, approve budgets, approve future financings, approve mergers or acquisitions, approve amendments to the Company's Operating Agreement, or vote on any other corporate matter.

The Company may, without the consent of the holders of the Securities (except as otherwise required under the Revenue Sharing Unit Agreement or applicable law), issue additional equity interests, incur indebtedness (including senior indebtedness), amend its Operating Agreement, enter into strategic transactions, sell assets, merge or reorganize, or take other corporate actions that management deems appropriate. Such actions may adversely affect the Company's financial condition or the value and timing of payments under the Securities.

In addition, because the Securities are unsecured obligations of the Company and are expressly subordinated to certain senior indebtedness as described in the Revenue Sharing Unit Agreement, holders of the Securities will not have priority over secured creditors or senior lenders in the event of liquidation, dissolution, or bankruptcy.

Accordingly, investors should understand that they are relying entirely on the business judgment and management decisions of the Company's sole member and manager, and will have no ability to control, direct, or materially influence corporate actions beyond the limited rights expressly set forth in the Revenue Sharing Unit Agreement.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

Certain tax considerations

The issuer intends to treat the securities as contingent debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Andrew Micah Bacot	100

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Andrew Micah Bacot
Position: Managing Member
Dates: 1/29/2025 - Present
Full-time or Part-Time: Part Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
Name: Andrew Micah Bacot
Company: Doppelganger Beard Co. LLC
Dates: 1/29/2025 - Present
Company: Catawba Waterproofing Contractors
Dates: 3/1/2021 - Present

Education
University of South Carolina, Columbia
2000-2004
Bachelors Degree in Finance
Bachelor Degree in Real Estate

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Andrew Micah Bacot
Position: Founder
Dates: 1/29/2025 - Present
Full-time or Part-Time:

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
Name: Andrew Micah Bacot

Company: Doppelganger Beard Co. LLC
Dates: 1/29/2025 - Present
Company: Catawba Waterproofing Contractors
Dates: 3/1/2021 - Present

Education
University of South Carolina, Columbia
2000-2004
Bachelor's Degree in Finance
Bachelor's Degree in Real Estate

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Andrew Micah Bacot — 100%
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	None
Amount outstanding	
Interest rate	
Describe any collateral or security	
Maturity date	
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None					

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$7,440
Inventory & Product Manufacturing	45.00%	$11,250	50.00%	$62,000
Marketing & Customer Acquisition	25.00%	$6,250	20.00%	$24,800
Packaging & Fulfillment Supplies	10.00%	$2,500	8.00%	$9,920
Equipment & Production Tools	7.00%	$1,750	10.00%	$12,400
Working Capital & General Operations	7.00%	$1,750	6.00%	$7,440
Total	**100.00%**	**$25,000**	**100.00%**	**$124,000**

Business Plan Description

Doppelganger Beard Co. LLC is a South Carolina–based men's grooming company founded in 2025 and headquartered in Rock Hill, South Carolina. The Company develops, manufactures, and sells premium beard care products built around performance-driven formulation and a highly differentiated brand identity. Doppelganger Beard Co. was established to address performance limitations commonly found in traditional beard care—particularly oil-heavy products that emphasize shine over absorption and short-term softness over long-term manageability.

The Company's strategy combines technical formulation discipline with bold brand personality. In a category often dominated by interchangeable product claims and similar packaging aesthetics, Doppelganger Beard Co. intentionally integrates humor, memorable scent naming, and strong visual identity to create brand distinction without compromising product seriousness. Management believes this combination of engineered performance and cultural relevance supports both customer acquisition and retention.

The Company's initial offerings include a founder-formulated beard shampoo and beard mist designed to function as a coordinated grooming system. These products prioritize absorption, hydration, reduced surface residue, and improved beard behavior over time. Future product launches—including an advanced beard balm and a serum positioned as an alternative to traditional beard oil—reflect the Company's guiding principle: new products are introduced only when they represent a meaningful improvement in formulation performance, usability, or positioning within the category.

The Company does not intend to compete by replicating commodity formulations. Instead, its product development philosophy centers on selective innovation—bringing products to market only when they offer differentiated functionality or improved user experience relative to conventional options. Management believes this disciplined approach strengthens brand credibility and supports long-term customer loyalty.

Early revenue has been generated primarily through third-party e-commerce platforms with limited inventory and measured marketing spend. Management believes this demonstrates early product-market validation while maintaining capital efficiency. Rather than pursuing rapid, unfocused expansion, the Company has prioritized formulation refinement, brand clarity, and operational control.

The Company's growth model is built around scalable base systems that can extend across scent variations and adjacent product categories while maintaining consistent performance standards. This modular formulation architecture allows for controlled expansion into conditioners, balms, serums, and limited-edition releases without materially increasing research and development complexity.

Sales and distribution are expected to continue focusing on online marketplaces and direct-to-consumer channels, with selective wholesale partnerships pursued where brand alignment and margin structure support sustainable growth. Marketing efforts emphasize organic engagement, distinctive brand storytelling, and disciplined digital advertising designed to build long-term brand equity rather than short-term promotional volume.

Offering proceeds are expected to support expanded inventory capacity, production consistency, new product launches, and strategic marketing initiatives. The Company operates with a lean structure and intends to leverage third-party service providers where appropriate, enabling scalability while maintaining overhead discipline.

The Company's long-term objective is to build a differentiated grooming brand recognized for both formulation performance and distinctive market presence. Management intends to reinvest available cash flow into product innovation, distribution expansion, and operational infrastructure. While strategic alternatives may be evaluated in the future, including potential acquisition or liquidity events, there can be no assurance that any such transaction will occur.

FINANCIAL INFORMATION

The issuer does have revenues and costs of revenues 2025 to date, but had no financial activity in 2024. . For the fiscal year ended December 31, 2025, the Company generated Net Sales of $14,445.79 and Cost of Goods Sold of $2,033.77, resulting in Gross Profit of $12,412.02

Some key expenses of the issuer to date have included:

- **Amazon Seller Central Expenses** (2025: $8,720.39)
- **Advertising & Marketing** (2025: $2,023.44)
- **Software Subscriptions** (2025: $1,790.45)
- **Shipping & Postage** (2025: $197.48)

Total operating expenses for the year were **$13,354.74**, resulting in a **Net Loss of ($942.72)** for the fiscal year ended December 31, 2025

Historical performance reflects the Company's initial launch year, during which management prioritized product development, inventory build, Amazon marketplace entry, advertising optimization, and infrastructure setup. Elevated Amazon fees and advertising costs were consistent with a first-year marketplace strategy focused on visibility, keyword ranking, and data accumulation. Historic performance is not representative of expected future performance as the Company intends to leverage established infrastructure, improved advertising efficiency, expanded SKU offerings, and operational scale to drive revenue growth and margin expansion in subsequent fiscal periods.

The reviewed financial statements display balance sheet activities for the year ended December 31, 2025, including:

- **Cash and Cash Equivalents** of $598.73
- **Inventory** of $13,154.22
- **Net Equipment** of $995.90
- **Total Assets** of $14,748.85
- **Total Liabilities** of $0.00
- **Member Contributions** of $15,691.57
- **Retained Earnings (Accumulated Deficit)** of ($942.72)

The Company remains debt-free and has been funded entirely through member contributions as of December 31, 2025

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers/146.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investor should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

Business Risks

Limited Operating History and Early-Stage Risk

The Company was formed in 2025 and has a limited operating history upon which investors may evaluate its performance and prospects. Early-stage companies are inherently subject to substantial risks, including unproven business models, limited financial resources, and uncertainty regarding market acceptance of products.

Limited Historical Revenues and Uncertain Profitability

Although the Company has generated initial revenues, its historical sales have been limited and may not be indicative of future performance. There can be no assurance that the Company will achieve sustained revenue growth or profitability, or that it will generate sufficient cash flow to support operations.

Highly Competitive Industry

The Company operates in the men's grooming and personal care industry, which is characterized by significant competition from established national brands, private-label manufacturers, and online sellers. Many competitors possess substantially greater financial resources, marketing capabilities, distribution networks, and brand recognition than the Company.

Dependence on Consumer Demand and Brand Perception

The Company's success depends in significant part on continued consumer demand for premium beard and grooming products. Changes in consumer preferences, brand perception, or purchasing behavior could materially and adversely affect sales.

Reliance on Third-Party Suppliers

The Company relies on third-party suppliers for raw materials, packaging, and other inputs necessary for production. Any disruption in supply, increase in costs, or failure by suppliers to meet quality standards could negatively impact margins and operational continuity.

Dependence on Online Marketplaces

A substantial portion of the Company's sales are conducted through third-party online marketplaces and digital platforms. Changes in platform policies, fee structures, search algorithms, account status, or competitive positioning could materially reduce visibility and revenue.

Marketing and Customer Acquisition Risk

The Company's growth strategy includes investment in marketing and digital advertising. There is no assurance that such expenditures will result in increased sales or that customer acquisition costs will remain economically sustainable.

Key Person Risk

The Company is currently managed by a single individual who serves as its sole member and manager. The loss of this individual's services, whether due to incapacity, resignation, or other reasons, could materially and adversely affect the Company's operations and strategic direction.

Operational Scaling Risk

If the Company experiences rapid growth, it may encounter challenges in scaling production, fulfillment, inventory management, and financial controls. Failure to effectively manage growth could result in operational inefficiencies, increased costs, or reputational harm.

Need for Additional Capital

While it is not in the immediate plans, the Company may require additional capital in the future to support expansion, inventory growth, or operational needs. There is no assurance that such capital will be available on favorable terms, or at all.

Brand and Intellectual Property.

The Company's name, product names, scent names, packaging, and proprietary formulations are central to its market differentiation. Although the Company takes steps to protect these assets, there is a risk that third parties could attempt to copy them or assert infringement claims, which could result in legal expenses, rebranding costs, operational disruptions, and a material adverse effect on the Company's business and financial condition.

Regulatory Compliance Risk

The Company is subject to federal, state, and local laws and regulations governing consumer products, labeling, and marketing claims. Failure to comply with applicable regulations could result in fines, product recalls, or other enforcement actions.

Product Liability Risk

As a manufacturer and seller of topical grooming products, the Company faces the risk of claims alleging adverse reactions, defects, or other product-related issues. Even if unfounded, such claims could result in litigation costs or damage to the Company's reputation.

Economic Conditions Risk

Consumer spending on discretionary items, including grooming products, may decline during periods of economic uncertainty or recession. Reduced consumer purchasing power could adversely affect sales and revenue growth.

Reputational Risk

The Company's brand and reputation are central to its business model. Negative publicity, customer dissatisfaction, or social media controversies could materially harm the Company's ability to attract and retain customers.

Inventory Management Risk

Effective inventory management is critical to maintaining consistent product availability and online sales rankings. Overstocking or stock shortages could adversely affect cash flow, revenue stability, and customer satisfaction.

Security-Related Risks

Unsecured Nature of the Securities

The Revenue Sharing Units constitute unsecured obligations of the Company. In the event of insolvency, bankruptcy, or liquidation, investors will rank behind secured creditors and may recover little or none of their investment.

Subordination to Senior Indebtedness

The Securities are expressly subordinated to certain senior indebtedness as defined in the Revenue Sharing Unit Agreement. Holders of such senior indebtedness may be entitled to payment in full before any distributions are made to holders of the Securities.

Payments Dependent on Gross Revenue

Distributions under the Securities are based solely on a percentage of the Company's gross revenues. If the Company's revenues are insufficient or decline, distributions may be reduced, delayed, or eliminated.

No Fixed Maturity Date

The Securities do not contain a fixed maturity date and are payable only until each unit reaches its repayment cap. Investors may be required to hold the Securities for an extended and uncertain period of time.

Permitted Deferral of Distributions

The Company has the right to defer a limited number of quarterly distributions pursuant to the Revenue Sharing Unit Agreement. Although deferred amounts accrue interest, such deferrals delay the timing of investor payments.

Repayment Cap Limits Upside

Each Revenue Sharing Unit is subject to a repayment cap equal to 2.5 times the purchase price. Investors will not participate in any additional profits or appreciation beyond the stated repayment cap.

No Equity Ownership or Voting Rights

The Securities do not represent membership interests or equity ownership in the Company. Investors will have no voting rights, management rights, or ability to influence corporate decisions.

Lack of Liquidity

There is no public market for the Securities, and none is expected to develop. Investors should be prepared to hold the Securities for an indefinite period and may not be able to resell them.

Transfer Restrictions Under Regulation Crowdfunding

The Securities are subject to statutory transfer restrictions under Regulation Crowdfunding for at least one year, subject to limited exceptions. These restrictions significantly limit liquidity.

Additional Issuances of Debt or Equity

The Company may issue additional equity interests or incur additional indebtedness without the consent of the holders of the Securities. Such actions could increase financial risk and reduce available cash for distributions.

Prepayment Risk

The Company may prepay the outstanding Securities in accordance with the Revenue Sharing Unit Agreement. Such prepayment could alter the anticipated timing of returns.

Tax Treatment Uncertainty

The Company intends to treat the Securities as debt for U.S. federal income tax purposes; however, such characterization is not binding on taxing authorities. Investors should consult their own tax advisors regarding the tax consequences of an investment.

Cash Flow and Expense Risk

Although distributions are based on gross revenue, the Company must satisfy operating expenses and other obligations from available cash. High operating costs or insufficient cash flow may affect the Company's ability to make timely distributions.

Risk of Complete Loss

An investment in the Securities is speculative and involves substantial risk. Investors may lose some or all of their investment if the Company is unable to generate sufficient revenue or ceases operations.

Exhibit A

Doppleganger Beard Co. Operating Agreement

[See Attached]

OPERATING AGREEMENT

Doppelganger Beard Co., LLC

(Single-Member LLC)

OPERATING AGREEMENT OF DOPPELGANGER BEARD CO., LLC

This Operating Agreement ("Agreement") is entered into as of January 29, 2025, by and between Andrew Micah Bacot ("Member"), the sole member of Doppelganger Beard Co., LLC, a South Carolina Limited Liability Company ("Company").

1. Formation

The Company was formed as a South Carolina Limited Liability Company by filing Articles of Organization with the South Carolina Secretary of State on January 29, 2025 under the name Doppelganger Beard Co., LLC.

2. Sole Member

The Company is a single-member LLC.

The Member is:
Andrew Micah Bacot
1906 Oak Park Road
Rock Hill, SC 29730

The Member owns 100% of the Company.

3. Management

The Company shall be managed by the Member.
The Member has full authority to operate the business, enter agreements, and take any

action on behalf of the Company.
No other person or entity has authority to bind the Company.

4. Purpose

The purpose of the Company is to engage in any lawful business activity within the State of South Carolina, including but not limited to:

• Manufacturing and selling beard care, grooming, and personal care products

• E-commerce and retail sales

• Brand development and marketing

• Activities incidental to the operation of a grooming products brand

5. Capital Contributions

The Member has contributed capital, assets, and labor to the Company in such amounts as reflected in the Company's internal records.
Additional contributions shall be made at the Member's discretion.

6. Distributions

All profits, losses, and distributions shall be allocated 100% to the Member.
Distributions may be made at any time, subject to applicable law and the financial condition of the Company.

7. Books, Records & Bank Accounts

The Company shall maintain accurate books and records.
Bank accounts shall be opened in the name of the Company, and only the Member shall have authority over them.

8. Indemnification

To the fullest extent permitted by law, the Company shall indemnify the Member from liabilities or claims arising from Company activities, except those arising from fraud or intentional misconduct.

9. Limitation of Liability

The Member shall not be personally liable for Company debts or obligations beyond their capital contributions, except as required by law.

10. Dissolution

The Company shall dissolve upon:

• Written decision of the Member

• Sale of substantially all Company assets

• Any event requiring dissolution under state law

Upon dissolution, Company assets shall be distributed to the Member after payment of all liabilities.

11. Amendments

This Agreement may be amended only by the Member.

12. Governing Law

This Agreement shall be governed by the laws of the State of South Carolina.

IN WITNESS WHEREOF, the Member has executed this Operating Agreement on the date below.

_____

Andrew Micah Bacot

Sole Member & Manager

Date: _____

<u>Exhibit B</u>
Revenue Sharing Unit Agreement
[See Attached]

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE SHARING UNIT AGREEMENT

Signing Date: _____

Investment Amount: _____

Number of RSUs: _____

Bonus RSUs (if any): _____

For value received, **Doppelganger Beard Co. LLC** a **South Carolina Limited Liability Company** (the **"Company"**), hereby agrees to pay to the order of _____(the **"Investor"**), in lawful money of the United States of America and in immediately available funds, the amounts due hereunder in the manner set forth below.

1. Definitions

    (a) **"Bonus RSU"** means an additional Revenue Sharing Unit granted to an Investor at no additional cost as described in Section 4, which participates in revenue distributions on the same terms as purchased RSUs.

    (b) **"Deferred Payment"** means any Distribution that the Company has elected to defer pursuant to Section 3(e).

    (c) **"Deferred Payment Balance"** means the aggregate amount of all Deferred Payments, plus all accrued and unpaid Deferral Interest thereon.

    (d) **"Deferral Interest"** means interest on Deferred Payments at a rate of ten percent (10%) per annum, compounded quarterly.

    (e) **"Distribution"** means any payment made by the Company to holders of RSUs pursuant to Section 3.

(f) **"Distribution Pool"** means the total amount available for distribution to all RSU holders in any given Measurement Period, calculated as the product of the Revenue Share Percentage and the Gross Revenue for such Measurement Period.

(g) **"Gross Revenue"** means all of the Company's cash receipts from all sales of any kind, including but not limited to product sales, service fees, licensing fees, and prepaid amounts, without any deduction or offset of any kind, as recorded on its financial statements prepared in accordance with generally accepted accounting principles.

(h) **"Investors"** means all of the purchasers of RSUs in the offering of which this Agreement is a part.

(i) **"Measurement Period"** means each calendar quarter (or such other period as may be specified by the Company with at least 30 days' notice to Investors) during which Gross Revenue is measured for purposes of calculating Distributions.

(j) **"Outstanding RSUs"** means, at any time, the total number of RSUs issued and outstanding that have not yet reached their Repayment Cap.

(k) **"Payment Start Date"** means the last day of the next calendar quarter following the successful closing of any investment commitment. except as extended by a Permitted Deferral as described in Section 3(e).

(l) **"Per Unit Distribution"** means, for any Measurement Period, the amount equal to the Distribution Pool divided by the total number of Outstanding RSUs.

(m)**"Permitted Deferral"** has the meaning set forth in Section 3(e).

(n) **"Repayment Cap"** means, with respect to each RSU, the maximum total amount of Distributions payable in respect of such RSU, which shall equal **two and a half (2.5)** times the Unit Price **($100 per RSU**). Once an individual RSU has received cumulative Distributions equal to its Repayment Cap, such RSU shall be fully satisfied and shall cease to participate in future Distributions. For the avoidance of doubt, the Repayment Cap does not include any Deferral Interest, which shall be payable in addition to the Repayment Cap.

(o) **"Revenue Share Percentage"** means the percentage of Gross Revenue that will be paid to investors each quarter. The Revenue Share Percentage may vary based on the total amount raised in this offering as set forth in Schedule A attached hereto.

(p) **"RSU"** or **"Revenue Sharing Unit"** means a contractual right to receive Distributions from the Company as set forth in this Agreement. Each RSU represents the right to receive 0.0075% of the company's quarterly revenue until such RSU reaches its Repayment Cap.

(q) **"Unit Price"** means **$100 per RSU**.

2. Basic Terms

Offering of RSUs. This Agreement is issued as part of a group of identical agreements issued to multiple investors in the offering. Each Investor's rights are governed by the number of RSUs held by such Investor. All Investors shall be treated equally and shall have the same rights and obligations under this Agreement on a per RSU basis.

Unit Economics. Each RSU represents the right to participate in Distributions until the cumulative Distributions received by such RSU equal the Repayment Cap. Distributions are calculated on a per unit basis and applied equally to all Outstanding RSUs.

Satisfaction of RSU. An individual RSU shall be considered fully satisfied when the cumulative Distributions received by such RSU equal its Repayment Cap. Upon satisfaction, such RSU shall be retired and shall no longer participate in future Distributions. The remaining RSUs held by the same Investor shall continue to participate in Distributions until each such RSU is similarly satisfied.

Termination. This Agreement shall terminate with respect to each RSU upon such RSU being fully satisfied, and shall terminate in its entirety when all RSUs held by Investor have been fully satisfied and all Deferred Payment Balances (including accrued Deferral Interest) have been paid in full, except in the Event of a Default, in which case the Company may owe the Investor additional amounts as set forth herein.

Characterization. The parties agree that they shall treat this Agreement as a loan for financial, tax, and all other applicable purposes, and not as equity. The Investor agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

3. Distributions

Quarterly Distributions. Beginning on the Payment Start Date, the Company shall make quarterly Distributions to Investors until all Outstanding RSUs have been fully satisfied and all Deferred Payment Balances have been paid in full.

Calculation of Distribution Pool. The Distribution Pool for each Measurement Period shall equal the product of the Revenue Share Percentage and the Gross Revenue from such Measurement Period.

Allocation of Distributions. The Distribution Pool shall be allocated equally among all Outstanding RSUs. Each Investor shall receive a Distribution equal to the Per Unit Distribution multiplied by the number of Outstanding RSUs held by such Investor. For the avoidance of doubt, RSUs that have reached their Repayment Cap shall not participate in the Distribution Pool calculation.

Timing of Distributions. The Company shall make Distributions to Investors (or cause Distributions to be made through an agent) within thirty (30) days of the end of each Measurement Period.

Permitted Deferrals. Notwithstanding the foregoing, the Company may elect to defer up to **two (2)** Distributions upon written notice to Investors delivered at least fifteen (5) days prior to the date such Distribution would otherwise be due (each, a "**Permitted Deferral**"). Any Distribution that is subject to a Permitted Deferral shall be added to the Deferred Payment Balance as of the date such Distribution would otherwise have been due.

Deferral Interest. The Deferred Payment Balance shall accrue interest at a rate of ten percent (10%) per annum, compounded quarterly (the "**Deferral Interest**"). Deferral Interest shall begin to accrue on each Deferred Payment as of the date such payment is added to the Deferred Payment Balance and shall continue to accrue until the Deferred Payment Balance is paid in full. For the avoidance of doubt, Deferral Interest shall be calculated on a per Investor basis based on such Investor's pro rata share of the Deferred Payment.

Resumption of Distributions and Deferred Payment Balance. Once the Company resumes making Distributions following a Permitted Deferral, regular Distributions shall continue to be calculated and paid to Investors in accordance with Sections 3(b), (c), and (d), and such Distributions shall be applied toward each RSU's Repayment Cap in the ordinary course. The Deferred Payment Balance (including all accrued Deferral Interest) shall constitute a separate payment obligation of the Company and shall not reduce or offset regular Distributions. The Company shall repay the Deferred Payment Balance to each Investor, together with all accrued Deferral Interest, in addition to (and not in lieu of) regular Distributions.

Repayment of Deferred Payment Balance. The Company shall repay the Deferred Payment Balance (including accrued Deferral Interest) to Investors within **eight (8)** calendar quarters following the resumption of regular Distributions. Such repayment may be made in installments or as a lump sum, at the Company's election, provided that the entire Deferred Payment Balance and all accrued Deferral Interest is paid in full by the end of such period. Payments toward the Deferred Payment Balance shall be applied first to accrued Deferral Interest and then to the outstanding principal amount.

Partial Period Distributions. If during any Measurement Period the Distribution would cause certain RSUs to exceed their Repayment Cap, such RSUs shall receive only the amount necessary to reach their Repayment Cap. The remaining portion of such RSUs' share shall be redistributed proportionally among the Outstanding RSUs that have not yet reached their Repayment Cap or retained by the Company

4. Bonus RSUs

Eligibility for Bonus RSUs. Investors meeting certain eligibility criteria at the time of investment may receive Bonus RSUs in addition to the RSUs purchased. Bonus RSUs are issued at no additional cost to the Investor and participate in Distributions on the same terms as purchased RSUs.

Bonus RSU Categories. The following Bonus RSU allocations apply to eligible Investors

Membership Based Bonus:

VentureSouth Members – Investors who are active VentureSouth members at the time of investment will receive a 10% bonus in additional RSN Units, resulting in total RSN Units equal to 110% of the amount otherwise issuable. Each bonus RSN Unit participates in revenue distributions on the same terms as purchased units and is entitled to receive distributions until it has received 1.75x the standard unit price, notwithstanding that no additional capital is contributed for such bonus units.

Vicinity Venture Club Members – Investors who are active Vicinity Venture Club members at the time of investment will receive a 5% bonus in additional RSN Units, resulting in total RSN Units equal to 105% of the amount otherwise issuable. Each bonus RSN participates in revenue distributions on the same terms as purchased units and is entitled to receive distributions until it has received 1.75x the standard unit price, notwithstanding that no additional capital is contributed for such bonus units.

Terms of Bonus RSUs. Each Bonus RSU participates in Distributions on identical terms to purchased RSUs and is entitled to receive Distributions until it has received cumulative amounts equal to the Repayment Cap, notwithstanding that no additional capital was contributed for such Bonus RSUs. For the avoidance of doubt, Bonus RSUs count toward the Outstanding RSUs for purposes of calculating the Per Unit Distribution.

Cumulative Bonuses. Bonus RSU eligibility for different categories are cumulative. An Investor eligible for multiple bonus categories shall receive the sum of the individual bonuses they are eligible for. For avoidance of doubt, investors are not eligible for multiple bonuses within a category(ex. multiple memberships) and will receive the highest bonus they are eligible for.

5. Prepayment

The Company may prepay all outstanding RSUs in their entirety at any time by paying to each Investor: (i) the unpaid portion of the Repayment Cap for each of such Investor's Outstanding RSUs; plus (ii) all accrued and unpaid Deferral Interest and outstanding Deferred Payment Balance owed to such Investor. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all Investors based on their respective Outstanding RSUs. Any prepayment shall be applied first to accrued Deferral Interest, then to any outstanding Deferred Payment Balance, and finally to reduce the remaining Repayment Cap of each affected RSU proportionally.

6. Reporting and Information Rights

Quarterly Reports. Within forty five (45) days following the end of each Measurement Period, the Company shall provide Investors with a written report including: (i) Gross Revenue for the Measurement Period; (ii) the Revenue Share Percentage applicable to such period; (iii) the Distribution Pool amount; (iv) the Per Unit Distribution; (v) the cumulative Distributions received by such Investor's RSUs; (vi) the remaining amount until each RSU reaches its Repayment Cap; (vii) the current Deferred Payment Balance (if any) attributable to such Investor; and (viii) accrued Deferral Interest (if any) attributable to such Investor.

Annual Financial Statements. Within one hundred twenty (120) days following the end of each fiscal year, the Company shall provide Investors with annual financial statements prepared in accordance with generally accepted accounting principles. Such statements need not be audited unless required by applicable securities laws or regulations.

Notice of Deferral. The Company shall provide written notice to all Investors of any Permitted Deferral at least fifteen (15) days prior to the date the deferred Distribution would otherwise be due. Such notice shall include the amount of the Distribution being deferred and the new Deferred Payment Balance (including estimated Deferral Interest).

7. Unsecured Obligation and Liquidation Priority

This Agreement shall be unsecured. In a Liquidity Event (including a sale, merger, or similar transaction) or Dissolution Event (including bankruptcy, liquidation, or winding up), amounts owed under this Agreement (including the Repayment Cap for all Outstanding RSUs and any Deferred Payment Balance with accrued Deferral Interest) are intended to operate such that Investor is an unsecured general creditor, with right of payment as follows:

Junior to payment of outstanding Senior Indebtedness (as defined in Section 12);

Pari passu with other outstanding indebtedness and general creditor claims, including other Revenue Sharing Units, contractual claims for payment, and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock of the Company); and

Senior to payments for SAFEs (Simple Agreements for Future Equity) and capital stock of the Company.

8. Company Representations and Warranties

The Company hereby represents and warrants to the Investor as follows:

Organization. The Company is a Limited Liability Corporation duly organized, validly existing, and in good standing under the laws of the State of South Carolina, and has the power and authority to own, lease, and operate its properties and carry on its business as now conducted.

Authorization. The execution, delivery, and performance by the Company of this Agreement is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This Agreement constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

No Conflict. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation, articles of organization, operating agreement, or bylaws, (ii) any material statute, rule, or regulation applicable to the Company, or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

No Liens. The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule, or regulation applicable to the Company; (ii) result in the acceleration of any material indebtedness to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset, or revenue of the Company.

9. Investor Representations and Warranties

The Investor hereby represents and warrants to the Company as follows:

Authorization. The Investor has full legal capacity, power, and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

Investment Intent. The Investor is purchasing the RSUs for its own account for investment purposes only, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof. The Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

Sophistication and Risk. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition, and is able to bear the economic risk of such investment for an indefinite period of time.

Securities Law Acknowledgment. The Investor has been advised that this Agreement and the RSUs have not been registered under the Securities Act or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

10. Events of Default

Each of the following events shall constitute an "Event of Default" hereunder:

Payment Default. The Company fails to make any Distribution due under this Agreement within thirty (30) business days after the same becomes due and payable (excluding Distributions subject to a valid Permitted Deferral);

Excess Deferrals. The Company exercises Permitted Deferrals in excess of the maximum number permitted under Section 3(e);

Reporting Default. The Company fails to provide any report or information required under Section 6 within thirty (30) days after the applicable deadline;

Voluntary Bankruptcy. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency, or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate or limited liability company action in furtherance of any of the foregoing;

Involuntary Bankruptcy. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody, or control of any property of the Company; or

Material Breach. The Company materially breaches any representation, warranty, or covenant contained in this Agreement and fails to cure such breach within thirty (30) days after receiving written notice thereof from any Investor.

Remedies Upon Default. Upon the occurrence of an Event of Default hereunder: (i) all unpaid Distributions, Deferred Payment Balances, accrued Deferral Interest, and other amounts owing hereunder shall automatically be immediately due, payable, and collectible by the Investor pursuant to applicable law; and (ii) the Investor shall be entitled to receive the remaining unpaid Repayment Cap for all of the Investor's Outstanding RSUs, plus all accrued Deferral Interest and Deferred Payment Balances, as a lump sum payment, in addition to any other remedies available at law or in equity.

11. Parity Among Investors

The Company's payment obligations to the Investor under this Agreement shall be on parity with the Company's obligations to pay all other Investors holding RSUs issued in the same offering. All Investors shall be treated equally on a per RSU basis. In the event that the Company is obligated to make Distributions but does not have sufficient funds to make full Distributions to all Investors, Distributions shall be made to all Investors on a pro rata basis based on their respective Outstanding RSUs. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

12. Subordination

The amounts owed under this Agreement are hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness.

Definition of Senior Indebtedness. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Agreement, the principal of, unpaid interest on, and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with (i) indebtedness of the Company to banks or commercial finance or other lending institutions regularly engaged in the business of lending money (including venture capital, investment banking, or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (ii) any such indebtedness or any debentures, notes, or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Insolvency Proceedings. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of the Company: (i) no amount shall be paid by the Company in respect of amounts due under this Agreement at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full; and (ii) no claim or proof of claim shall be filed by or on behalf of the Investor which shall assert any right to receive any payments in respect of amounts due hereunder except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

Default on Senior Indebtedness. If there shall occur an event of default that has been declared in writing with respect to any Senior Indebtedness, permitting the holder to accelerate the maturity thereof, and the Investor shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of amounts due under this Agreement unless within one hundred eighty (180) days after the happening of such event of default, the maturity of such Senior Indebtedness shall not have been accelerated.

Further Assurances. By acceptance of this Agreement, the Investor agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness; provided that such forms shall not impose on the Investor terms less favorable than those provided herein.

13. Amendments and Waivers

Any provision of this Agreement may be amended, waived, or modified upon the written consent of the Company and the holders of a majority of the Outstanding RSUs issued in this offering by the Company. Any amendment, waiver, or modification effected in accordance with this Section 13 shall be binding upon each holder of RSUs.

14. Notices

Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or forty eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15. Governing Law

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of South Carolina excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16. Successors and Assigns

Neither this Agreement nor the RSUs nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this Agreement in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or in connection with a merger, consolidation, or sale of all or substantially all of the Company's assets. Subject to the foregoing, this Agreement will be binding on the parties' successors and assigns.

17. No Stockholder Rights

The Investor is not entitled, as a holder of RSUs, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18. Tax Withholding

The Investor hereby authorizes the Company to make any withholding required by law from any Distribution. The Investor agrees to provide to the Company a Form W 9 (or Form W 8, as applicable) or comparable form upon request.

19. Waiver of Certain Rights

The Company waives presentment and demand for payment, notice of dishonor, protest, and notice of protest of this Agreement, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs, and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

20. Effectiveness

This Agreement is not effective until the Company has accepted the Investor's subscription and received the Investment Amount. The Company reserves the right to reject any subscription in whole or in part in its sole discretion.

21. Entire Agreement

This Agreement, including Schedule A attached hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to such subject matter.

22. Severability

If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SIGNATURE PAGE

   IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Interests as of this date: _____

_____

Name of Subscriber (Print or Type)

_____

Signature

Number of Shares: _____

Aggregate Capital Commitment: $\underline{\$}$_____

Address:

_____

_____

_____

Phone Number: _____

Email Address: _____

AGREED TO AND ACCEPTED as of this date: _____

Doppelganger Beard Co a South Carolina LLC

By: _____

Name: Andrew Bacot

Its: Managing Member

NOTES:

1. The Revenue Share Percentage shall be determined at the close of the offering based on the final total amount raised.

2. All RSUs issued in the offering shall be entitled to the same Revenue Share Percentage, regardless of when during the offering period such RSUs were purchased.

3. Bonus RSUs participate in the Revenue Share on the same basis as purchased RSUs and are included in the calculation of total Outstanding RSUs.

4. Deferred Payments accrue interest at 10% per annum, compounded quarterly. This interest is payable in addition to (not counted toward) the Repayment Cap.

SCHEDULE A

OFFERING TERMS AND REVENUE SHARE PERCENTAGE SCHEDULE

KEY OFFERING TERMS

Term	Value
Unit Price	$100
Repayment Multiple	2.5x
Repayment Cap (per RSU)	$250
Payment Start Date	End of the first quarter following a successful closing of this offering
Distribution Frequency	Quarterly
Maximum Permitted Deferrals	2
Deferral Interest Rate	10% per annum, compounded quarterly
Deferred Balance Repayment Period	8 quarters

REVENUE SHARE PERCENTAGE SCHEDULE

The Revenue Share Percentage applicable to the RSUs issued in this offering shall be determined based on the total aggregate amount raised in this offering, as set forth in the table below:

Total Amount Raised	Revenue Share Percentage
$25,000	1.88%
$124,000	9.3%
Maximum ($124,000 all from VS Members)	10.23%

BONUS RSU SCHEDULE

Eligible Group	Bonus Percentage
VentureSouth	10%
Vicinity Venture Club	5%

<u>Exhibit C</u>
Doppleganger Beard Co. Financials
[See Attached]

DOPPELGANGER BEARD CO., LLC

Financial Statements

For the Fiscal Year Ended December 31, 2025

(Unaudited)

DOPPELGANGER BEARD CO., LLC

Balance Sheet

As of December 31, 2025

Cash and Cash Equivalents	$598.73
Inventory	$13,154.22
Total Current Assets	**$13,752.95**
Equipment (at cost)	$1,244.88
Less: Accumulated Depreciation	($248.98)
Net Equipment	$995.90
TOTAL ASSETS	**$14,748.85**
Total Liabilities	$0.00
Member Contributions	$15,691.57
Retained Earnings (Accumulated Deficit)	($942.72)
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$14,748.85**

DOPPELGANGER BEARD CO., LLC

Statement of Operations

For the Fiscal Year Ended December 31, 2025

Net Sales	$14,445.79
Cost of Goods Sold	($2,033.77)
Gross Profit	**$12,412.02**
Amazon Seller Central Expenses	$8,720.39
Advertising & Marketing	$2,023.44
Software Subscriptions	$1,790.45
Shipping & Postage	$197.48
Professional Fees	$374.00
Depreciation	$248.98
Total Operating Expenses	**$13,354.74**
Net Loss	**($942.72)**

DOPPELGANGER BEARD CO., LLC

Statement of Member's Equity

For the Fiscal Year Ended December 31, 2025

Beginning Balance – January 29, 2025	$0.00
Member Contributions	$15,691.57
Net Loss	($942.72)
Ending Balance – December 31, 2025	**$14,748.85**

DOPPELGANGER BEARD CO., LLC

Statement of Cash Flows

For the Fiscal Year Ended December 31, 2025

Net Loss	($942.72)
Depreciation	$248.98
Increase in Inventory	($13,154.22)
Net Cash Used in Operating Activities	**($13,847.96)**
Purchase of Equipment	($1,244.88)
Net Cash Used in Investing Activities	**($1,244.88)**
Member Contributions	$15,691.57
Net Cash Provided by Financing Activities	**$15,691.57**
Net Increase in Cash	$598.73
Cash at Beginning of Period	$0.00
Cash at End of Period	**$598.73**

DOPPELGANGER BEARD CO., LLC

Notes to the Financial Statements

Fiscal Year Ended December 31, 2025

Doppelganger Beard Co., LLC was formed on January 29, 2025 and sells men's grooming products exclusively through Amazon FBA.

The Company prepares its financial statements on an accrual basis of accounting in conformity with U.S. GAAP. Inventory consists of raw materials and finished goods valued at cost. Equipment is depreciated using the straight-line method over five years. Management has evaluated subsequent events through the issuance date of these financial statements and determined that no material events require disclosure.

DOPPELGANGER BEARD CO., LLC

Management Discussion & Analysis

For the Fiscal Year Ended December 31, 2025

Fiscal 2025 represents the Company's foundational launch year. Management prioritized product development, brand positioning, inventory build, and marketplace entry through Amazon FBA as the initial distribution channel.

Revenue totaled $14,445.79 with gross profit of $12,412.02, representing an approximate 86% gross margin. This margin profile validates the Company's sourcing discipline, pricing structure, and premium brand positioning.

Amazon Seller Central fees and advertising represented the largest operating cost categories during the year. Management intentionally adopted an Amazon-first strategy to accelerate national visibility, leverage Prime shipping benefits, reduce customer friction, and establish early keyword ranking. Initial advertising costs were elevated as campaigns were optimized, data accumulated, and marketplace positioning matured.

As a first-year operator, certain marketplace expenses reflect normal launch-phase inefficiencies and learning curve costs. However, advertising performance improved toward the latter portion of the fiscal year as optimization strategies were implemented and data-driven adjustments were made. Management expects continued improvement in advertising efficiency and fee ratios as organic ranking strengthens and repeat customer behavior increases.

Inventory at year-end totaled $13,154.22 and was intentionally built to support 2026 growth and prevent stockouts. The Company remains debt-free, funded entirely by member contributions, and maintains flexibility for disciplined expansion.

Management views 2025 as a strategic investment year. With infrastructure established, gross margins validated, and marketplace positioning secured, the Company's focus for 2026 is revenue growth, operational efficiency, and scalable expansion.

<u>Exhibit D</u>
Doppleganger Beard Co. Testing the Waters Page
[See Attached]

 Vicinity Ventures

View Portfolio

Offers   Membership   Dashboard   🔔

Doppelgänger Beard Co.

Regulation Crowdfunding



Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

Doppelgänger Beard Co. Revenue Sharing Note:

Payback Multiple:
2.5x
Revenue Percentage:
1.9% - 9.3%
Raise Size: **$25K - $124K**

Target Returns:
Payback Period: **4.0 years**
IRR: **38.2%**

INDICATE INTEREST

Start Date February 1, 2026

End Date March 1, 2026

The Deal   Shop Talk   Q&A

Why fund our local story

Most men's grooming brands sound like they were written by a committee in a beige conference room. Doppelganger Beard Company does not.

DBCO pairs elite-performing grooming formulas with a bold, unapologetic brand voice that actually gets attention. The result is a brand customers laugh at, share, and return to. In a market flooded with safe, forgettable products, Doppelganger stands out immediately.

This is not a concept brand. With only two SKUs, limited inventory, and virtually no paid marketing, DBCO generated more than $10,000 in Amazon revenue in its first six months. That traction came from product performance, word of mouth, and a brand personality customers genuinely connect with.

DBCO's advantage is straightforward and difficult to replicate: performance-first, founder-formulated products paired with a culture-forward brand voice. The business is built around a scalable scent-family system that naturally drives multi-product demand and repeat buying. As production scales, Doppelganger is positioned to create meaningful local economic impact from its base in South Carolina.

This raise removes the brakes. Expanded inventory, new product launches, and marketing activation unlock growth across DTC, TikTok Shop, and wholesale, while expanding the buyer pool beyond just men to women-driven gifting and repeat purchases.

.


BEARD
SHAMPOO
MORNINGWOOD
6 FL OZ (180 ML)
TWIG & BERRIES
BEARD
SHAMPOO
6 FL OZ (180 ML)
BEARD
SHAMPOO
Cherry Tobacco
6 FL OZ (180 ML)

Overview

Doppelganger Beard Company exists because the men's grooming industry forgot how to be human.

For years, the category has been dominated by brands that look the same, sound the same, and

make the same promises—often relying on gimmicks, buzzwords, and exaggerated claims. Many of those products simply do not perform.

The origins of DBCO are personal, but the mission is universal. The brand was born out of a meaningful life event that turned a beard from a style choice into a permanent part of identity. That permanence led to a deeper focus on what was being used daily, what actually worked, and what failed to deliver.

Doppelganger was not created as a branding exercise. It was created to solve a problem.

The prevailing approach in men's grooming prioritized marketing over results. While that may drive short-term sales, it erodes trust. Once trust is gone, the brand is finished.

DBCO was built differently. Every formula is designed with high-end ingredients selected for real performance. The results are immediate and noticeable. The brand voice is intentionally bold, cutting through noise without pretending to be something it isn't.

Founded in 2025 in Rock Hill, South Carolina, Doppelganger Beard Company launched with a Beard Mist that funded development of its flagship Beard Shampoo. With minimal PPC, virtually no marketing, and only two products, the brand still generated over $10,000 in its first six months on Amazon.

The brand identity is clear: performance first, zero corporate nonsense, fearless humor, and genuine community connection. That connection includes cause-based drops such as Autism Awareness, local events and festivities, holiday releases, and faith-based themed launches.

Men's grooming continues to premiumize. Social commerce increasingly rewards brands with personality. Consumers are shifting toward founder-led products they trust. Doppelganger was built for this moment.



Products

Doppelganger Beard Company builds premium grooming products that outperform the category and a brand customers actively talk about.

The current lineup includes a Beard Shampoo positioned as the hero product and a Beard Mist designed as its flagship companion. The shampoo delivers an explosive lather that cleans without stripping, using a premium ingredient profile that includes Mafura Oil, Baobab Protein, Aloe, Apple Cider Vinegar, and Sodium PCA. Customers consistently highlight the ultra-soft finish and the concentrated formula, which requires less product per wash and lasts longer than typical competitors.

The Beard Mist functions as a leave-in conditioner and cologne hybrid. It provides lightweight, non-greasy conditioning with strong scent performance and exhibits high repeat-purchase behavior.

What makes DBCO difficult to copy is not just the formulas, but the system behind them. Products are founder-formulated rather than white-labeled. The brand voice itself acts as a moat, driving discovery, sharing, and loyalty. Each scent family is designed to scale across multiple SKUs, increasing average order value and lifetime value without heavy R&D spend.

The innovation pipeline includes powder-based grooming concepts such as powder-to-balm and powder-to-conditioner, along with future color-enhancing beard products.



Pricing & Margins

Current gross margins are approximately 60 percent under small-batch constraints. Post-funding bulk purchasing is projected to raise gross margins into the 70 to 75 percent range as cost of goods decline. Wholesale channels are expected to support attractive margins, while direct-to-consumer sales offer the highest long-term margin potential.

Market

Men's grooming is a large and growing category, but beard care remains crowded with safe, lookalike brands. Doppelganger is built to capture a meaningful slice by combining real performance with cultural relevance.

The core customer is men roughly 25 to 55 years old who want premium results, great scent, and a brand that does not feel corporate. Buyers also extend beyond the end user, with strong gifting demand driven by scent and brand personality.

Competitors such as Cremo, Every Man Jack, Viking Revolution, Honest Amish, and Beardbrand move volume, but most rely on safe branding and commodity product expectations. DBCO differentiates through performance-first formulas that convert and retain, shareable scent names and humor that drive curiosity and repeat buying, and scent families that encourage collector behavior.

Customers receive more value per use through concentrated formulas, higher perceived value without artificial luxury pricing, and a brand that benefits from organic reach rather than heavy paid acquisition.


DOPPELGANGER
BEARD CO.
CHERRY TOBACCO
BEARD BALM
CONDITION · CONTROL · NATURAL HOLD
Soft enough to sit on
PREMIUM BUTTERS · EXOTIC OILS

Growth Plan & Use of Funds

Doppelganger Beard Company has proven demand with limited inventory, only two products, and virtually no marketing. This raise converts traction into predictable scale.

Funds will be deployed toward inventory stability through bulk ingredient and packaging purchases, near-term SKU launches beginning with Beard Conditioner and Beard Balm, and marketing activation through consistent content, creative, and PPC support. Channel expansion includes continued Amazon growth, direct-to-consumer sales, TikTok Shop, and selective wholesale placements.

No funds will be used for founder salary. The business remains lean and founder-led, using contractors only where necessary.

The three- to five-year roadmap includes expansion of the core grooming line, growth of subscriptions and routine kits, deeper

wholesale penetration, and selective extension into scent-adjacent lifestyle products.

Investment Summary

Doppelganger Beard – Revenue Sharing Note Investment Round

Doppelganger Beard is raising growth capital through a Revenue Sharing Note (RSN) offering. Investors purchase RSN Units that receive quarterly cash distributions tied directly to the company's gross revenue until a fixed return per unit is achieved. Each individual RSN Unit is entitled to participate in revenue distributions until that specific unit has received a total of 2.5x the unit price. Once an individual unit has reached its 2.5x repayment threshold, that unit is fully satisfied and ceases to participate in future revenue distributions.

Key Investment Terms

Security Type: Revenue Sharing Note (RSN)

Unit Price: $100 per RSN Unit

Revenue Participation: Each RSN Unit is entitled to 0.0075% of gross company revenue, paid quarterly

Repayment Cap (Per Unit): Each RSN Unit receives distributions until it has received a total of $250 (2.5x the $100 unit price) Distribution Schedule:

Quarterly Offering Size: Up to $124,000

Investor returns are driven by company revenue performance rather than an exit event. Each quarter, a fixed percentage of Doppelganger Beard's gross revenue is allocated to outstanding RSN Units. Distributions are applied equally on a per-unit basis and continue until each individual unit reaches its 2.5x repayment cap. The percentage of company revenues allocated to the RSN notes scales based on the size of investment in this round, with a maximum of 9.3% of gross revenue if the round maximum is reached.

This structure aligns investor returns with company performance while providing Doppelganger Beard with flexible, non-dilutive growth capital.

Bonus Units

VentureSouth Members – Investors who are active VentureSouth members at the time of investment will receive a 10% bonus in additional RSN Units, resulting in total RSN Units equal to 110% of the amount otherwise issuable. Each bonus RSN Unit participates in revenue distributions on the same terms as purchased units and is entitled to receive distributions until it has received 2.5x the standard unit price, notwithstanding that no additional capital is contributed for such bonus units.

Vicinity Venture Club Members – Investors who are active Vicinity Venture Club members at the time of investment will receive a 5% bonus in additional RSN Units, resulting in total RSN Units equal to 105% of the amount otherwise issuable. Each bonus RSN Unit participates in revenue distributions on the same terms as purchased units and is entitled to receive distributions until it has received 2.5x the standard unit price, notwithstanding that no additional capital is contributed for such bonus units.

Target Investor Returns

Included below is an example to illustrate how distribution to investors would function under this structure. For this example we are assuming an investment of $100K with no Bonus Units which would entitle noteholders to 7.5% of the company's gross revenues. All individual investors will receive their pro-rata share of the total invested in this investment round.

Target Returns		
Year	Company Revenue	Investor Distributions
2026	$ 220,000	$ 16,500.00
2027	$ 450,000	$ 33,750.00
2028	$ 800,000	$ 60,000.00
2029	$ 1,200,000	$ 90,000.00
2030	$ 1,750,000	$ 49,750.00
Returns Profile		
Initial Investment	$ 100,000.00	
Total Returns	$ 250,000.00	
Payback Period (years)	4.4	
IRR	32.0%	

This sample is based on financial targets provided by the issuer which have been produced or endorsed by Vicinity. This financial targets are used to calculate quarterly payments to investors based off a percentage of the company's gross revenue. These distributions are subject to change (up or down) based on actual company performance.

Our People



Andrew Bacot, Founder

Andrew Bacot is the founder, formulator, and day-to-day operator of Doppelganger Beard Company. He developed the product formulas, brand voice, and early go-to-market execution. The business is intentionally built lean, emphasizing control, speed, and disciplined use of capital.

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Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price

can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

Ventures

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Suite 235
Greenville, SC29601

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This website, vicinityventures.co (“site”), is managed by Vicinity, LLC (“Vicinity”) and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding (“Reg CF”). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

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